July 24, 2024

Applicant Data – Page 1

- Updated Chief Compliance Officer to Marjan Quadir from Scott Kursman

Execution page

- Updated to Marjan Quadir from Scott Kursman

Schedule A – Updated Principals

- Removed Scott Kursman
- Added Marjan Quadir